

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2013

Via E-mail
Ms. Lori A. Walker
Chief Financial Officer
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

  Re: The Valspar Corporation
    Form 10-K for the Fiscal Year Ended October 26, 2012
    Filed December 19, 2012
    Definitive Proxy Statement on Schedule 14A
    Filed January 18, 2013
    File No. 1-3011

Dear Ms. Walker:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 26, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Estimates, page 18
Valuation of Goodwill and Indefinite-Lived Intangible Assets, page 18

1. Please revise future filings to disclose the number of reporting units that include goodwill and clarify, if accurate, that for the two reporting units you recorded goodwill impairments in fiscal 2011, there is no remaining goodwill. Also, we note your disclosure that in fiscal 2012 you "have no reporting units that are at risk of failing step 1" of your goodwill impairment test. To the extent that you have determined that the

estimated fair values of all your reporting units <u>substantially exceed</u> their respective carrying values, please specifically disclose that determination in future filings.

<u>Item 8. Financial Statements and Supplementary Data, page 21</u>

<u>Note 12 – Legal Proceedings, page 38</u>

2.   Please confirm to us, and revise future filings to clarify, that your assessment of materiality concerning environmental and other legal matters also extends to the potential impact on cash flows. This comment is also applicable to disclosures under Legal Proceedings and MD&A.

<u>Note 14 – Segment Information, page 43</u>

3.   Please revise future filings to disclose the actual percent of sales attributed to your significant customer during each of the last three years as required by FASB ASC 280-10-50-42.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive and Director Compensation, page 10</u>
<u>Annual Cash Bonus, page 13</u>

4.   We note your disclosure that the bonus target as a percentage of base salary for each named executive officer is a range from 60% to 110% of target. We also note that the actual bonus payout for each named executive officer represented 186.5% to 186.8% of the bonus target. In future filings, please disclose, for each named executive officer, the individual bonus target as a percentage of salary and the actual percentage of the bonus target paid.

<u>Stock Options, Restricted Stock and RSUs (Long Term Incentives), page 14</u>

5.   In future filings, for each of your named executive officers, please clearly disclose how the LTI Target and the actual long-term incentive compensation payout were determined. Please consider providing an illustrative example. Please also explain the basis for the Committee's decision to change the mix of long-term incentives under your Bonus Plan, as described on page 15.

<u>Competitive Assessments, page 16</u>

6.   We note your disclosures regarding the benchmarking study that Meridian conducted, and your targeted percentile ranges for base salary (50th percentile) and total compensation (50th to 75th percentile). In future filings, please clarify whether your compensation as benchmarked is in fact within the targeted percentile ranges. We note

your disclosure that in the aggregate, your total compensation opportunities were "within a competitive range of total compensation at peer group companies", but this does not address whether your compensation was within your targeted range, and does not distinguish base salary from total compensation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551- 3345 or Pamela Long at (202) 551-3765 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief